Exhibit 99.1
CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995 — “SAFE HARBOR” FOR FORWARD LOOKING STATEMENTS
     This Annual Report on Form 10-K (the “Form 10-K”) of The Ultimate Software Group, Inc. (“Ultimate Software” or the “Company”) may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company’s expectations or beliefs, including, but not limited to, statements concerning the Company’s operations and financial performance and condition. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. The Company’s actual results could differ materially from those contained in the forward-looking statements due to risks and uncertainties associated with fluctuations in the Company’s quarterly operating results, concentration of the Company’s product offerings, development risks involved with new products and technologies, competition, the Company’s contractual relationships with third parties, contract renewals with business partners, compliance by our customers with the terms of their contracts with us, risks associated with international operations and other factors disclosed in the Company’s filings with the Securities and Exchange Commission. Other factors that may cause such differences include, but are not limited to, those discussed in this Form 10-K, including this Exhibit 99.1. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
We may be adversely affected by substantial quarterly fluctuations in our revenues and operating results.
     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Our operating results may fluctuate as a result of a number of factors, including:
•	Variations in the mix of revenues;

•	Increased expenses (especially as they relate to product development and sales and marketing);

•	Timing of product releases:

•	Increased competition;

•	Announcements of new products by us or our competitors;

•	Capital spending patterns of our customers; and

•	A drop in near-term demand for our products.
     We establish our expenditure levels based upon our expectations as to future revenues. If revenue levels are below expectations, expenses can be disproportionately high. While sales production could be at our level of expectations, a variation in the mix of revenues (i.e., a shift from expected license sales to Intersourcing sales) could cause the immediate reported revenues to be lower than expected. This is based on the method of accounting for Intersourcing sales, which recognizes the revenue over the initial contract term after the first live payroll is processed by the customer as opposed to a license sale which (if all relevant accounting requirements are met) typically recognizes the entire license fee upon contract execution date. Our operating results for previous fiscal quarters are not necessarily indicative of our operating results for the full fiscal years or for any future periods. We believe that, due to the underlying factors for quarterly fluctuations, period-to-period comparisons of our operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance.

Our quarterly revenues and operating results may be negatively impacted by seasonality, especially in the first fiscal quarter of each year.
     Sales production in the first fiscal quarter over the past several years was lower than in the other fiscal quarters of those years. This seasonality is expected to continue.
     While we are unable to quantify the impact of seasonality on our business, particularly in the first quarter of a fiscal year, we believe that seasonality has been a contributing factor. Our business, operating results and financial condition may be affected by such trends in the future.
     We believe the impact of seasonality on our business is due to a number of factors, including the reduced availability of certain key personnel of potential customers due to their involvement in the year-end payroll process that occurs in the first fiscal quarter. We believe that the seasonal trend that we have experienced in the recent past may continue in the foreseeable future.
Our failure to maintain and increase acceptance of UltiPro, which accounts for substantially all of our revenues, could cause a significant decline in our revenues.
     Currently, the UltiPro product and related services account for substantially all of our revenues. Our future success depends on maintaining and increasing acceptance of UltiPro, including Intersourcing (our hosting service through which we offer the hardware, infrastructure, ongoing maintenance and backup services for our customers), and related services. Any factors adversely affecting the demand for UltiPro would have a material adverse effect on our business, operating results and financial condition.
A systems failure or other service interruption at either of the data centers managed by IBM and used for our hosting services could result in substantial expense to us, loss of customers and claims by our customers for damages caused by any losses they incur.
     We offer hosting services, which include hardware, infrastructure, ongoing maintenance and back-up services, to our customers at two data centers managed by IBM. These hosting services, which we refer to as Intersourcing, must be able to be reliably operated on a 24 hours per day, seven days per week basis without interruption or data loss. The success of Intersourcing depends on our ability to protect the infrastructure, equipment and customer data files against damage from:
•	Human error;

•	Natural disasters;

•	Power loss or telecommunication failures; and

•	Sabotage or other intentional acts of vandalism.
We perform a daily backup of our customer data which is stored offsite of the data centers. However, the occurrence of one of the above listed events or other unanticipated problems at either of the data centers could:
•	Result in interruptions in the services we provide to our customers, during which time our customers may be unable to retrieve their data;

•	Require us to spend substantial amounts of money replacing existing equipment and/or purchasing services from an alternative data center;

•	Cause existing customers to cancel their contracts;

•	Cause our customers to seek damages for losses incurred; or

•	Make it more difficult for us to attract new customers.

If our direct sales force is not successful, we may be unable to achieve significant revenue growth in the future.
     We sell our products and services primarily through a direct sales force. Our ability to achieve significant revenue growth in the future will depend, upon the success of our direct sales force and our ability to adapt our sales efforts to address the evolving markets for our products. If our direct sales force does not perform as expected, our revenues could suffer.
If we are not able to successfully recruit personnel, our revenues could be negatively affected.
     Our ability to achieve significant revenue growth in the future will also depend on our success in recruiting, training and retaining sufficient sales, marketing, professional services, product development and other personnel.
Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position.
     The market for our products is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position. Our growth and future success will depend, in part, upon our ability to:
•	Enhance our current products and introduce new products in order to keep pace with products offered by our competitors;

•	Adapt to technological advancements and changing industry standards; and

•	Expand the functionality of our products to address the increasingly sophisticated requirements of our customers.
     We may not have sufficient resources to make the necessary investments and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly sophisticated customer requirements of the marketplace or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position.
Our current and future competitors include companies with greater financial, technical and marketing resources than we have and if we are unable to compete successfully with other businesses in our industry or with in-house systems developed by potential customers, our profitability will be adversely affected.
     Our future success will depend significantly upon our ability to increase our share of our target market, to maintain and increase our recurring revenues from new and existing customers and to sell additional products, product enhancements, maintenance and support services and training and consulting services to existing and new customers. The human resource management and payroll market is intensely competitive. Ultimate Software’s competitors include:
•	Large service bureaus, primarily Automatic Data Processing, Inc. (ADP) and, to a lesser extent, Ceridian Corporation;

•	A number of companies, such as PeopleSoft/Oracle, Lawson and Kronos, that offer human resource management and payroll software products for use on mainframes, client/server environments and/or Web servers; and

•	The internal payroll/human resources departments of potential customers which use custom-written software.
     Our competitors may develop products that are superior to our products or achieve greater market acceptance. Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We believe that existing competitors and new market entrants will attempt to develop in-house systems that will compete with our products. We may be unable to compete successfully against current or future competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
The loss of the services of one or more of our key employees could negatively affect our ability to implement our business strategy.
     Our success depends to a significant extent upon a limited number of members of senior executive management and other key employees, including Scott Scherr, our Chairman of the Board, President and Chief Executive Officer. We do not have employment contracts with any of our key personnel other than a non-competition and confidentiality agreement entered into with Mr. Scherr. The loss of the service of one or more of our key employees could have a material adverse effect upon us. In addition, uncertainty created by turnover of our key employees could cause further turnover of our employees.
The potential growth of our business and expansion of our customer base may place a significant strain on our management and operations and we may be unable to manage that growth and expansion successfully.
     We expect to increase research and development, professional services, sales and marketing and administrative operations as and when appropriate to accommodate our growth plans. Accordingly, our future operating results will depend on the ability of our management and other key employees to continue to implement and improve our systems for operations, financial control and information management and to recruit, train, manage and retain our employee base. We cannot be certain that we will be able to manage any future growth successfully.
Our business relies heavily on the products of Microsoft, which may not always be compatible with our products, and we may be required to spend significant capital if businesses adopt alternative technologies that are incompatible with our products.
     Our software products are designed primarily to operate with Microsoft Corporation technologies and our strategy requires that our products and technology be compatible with new developments in Microsoft technology. Although we believe that Microsoft technologies are currently widely utilized by businesses of all sizes, we cannot be certain that businesses will continue to adopt such technologies as anticipated, will migrate from older Microsoft technologies to newer Microsoft technologies or will not adopt alternative technologies that are incompatible with our products. As a result, we may be required to develop new products or improve our existing products to be compatible with any different technologies being used by our customers. We cannot be certain we will be able to adapt our product to any technology other than Microsoft’s.
If our third-party software is not adequately maintained or updated, our sales could be materially adversely affected.
     Our products utilize certain software licensed to us by third-party software developers. Although we believe that there are alternatives for these products, any significant interruption in the availability of such third-party software could have a material adverse impact on our sales unless and until we can replace the functionality provided by these products. Additionally, we are, to a certain extent, dependent upon such third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. We may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.
If we are unable to release annual or periodic updates on a timely basis to reflect changes in tax laws and regulations or other regulatory provisions applicable to our products, the market acceptance of our products may be adversely affected and our revenues could decline.

     Our products are affected by changes in tax laws and regulations and generally must be updated annually or periodically to maintain their accuracy and competitiveness. We cannot be certain that we will be able to release these annual or periodic updates on a timely basis in the future. Failure to do so could have a material adverse effect on market acceptance of our products. In addition, significant changes in tax laws and regulations or other regulatory provisions applicable to our products could require us to make a significant investment in product modifications, which could result in significant unexpected costs to us.
If we are unable to protect our proprietary rights against unauthorized third-party copying or use, our revenues or our methods of doing business could be negatively impacted.
     Our success is dependent in part on our ability to protect our proprietary rights. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We do not have any patents or patent applications pending, and existing copyright, trademark and trade secret laws afford only limited protection. As a result, we cannot be certain that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. In addition, others may develop products that perform comparably to our proprietary products. Policing the unauthorized use of our products is difficult.
Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, copyrights or trade secrets or to determine the validity and scope of the proprietary rights of others; such litigation may be expensive and divert the attention of management.
     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, copyrights or trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and management attention.
     As is common in the software industry, from time to time we may become aware of third-party claims of infringement by our operations or products of third-party proprietary rights. While we are not currently aware of any such claim, our software products may increasingly be subject to such claims as the number of products and competitors in our industry grows and the functionality of products overlaps and as the issuance of software patents becomes increasingly common. Any such claims, with or without merit, can be time consuming and expensive to defend, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty agreements, if required, may not be available on terms acceptable to us, or at all.
Defects and errors in our software could affect market acceptance of our products.
     Software products such as those offered by us frequently contain undetected errors or failures when first introduced or as new versions are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which our customers may use these products. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects and errors may:
•	Cause delays in product introductions and shipments;

•	Result in increased costs and diversion of development resources;

•	Require design modifications; or

•	Decrease market acceptance or customer satisfaction with our products.
     Despite testing by us and by current and potential customers, errors may be found after commencement of commercial shipments, which may result in loss of or delay in market acceptance.
Our software products may be vulnerable to break-ins and similar disruptive problems; addressing these issues may be expensive and require a significant amount of our resources.
     We have included security features in our products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, our software products may be vulnerable to break-ins and similar disruptive problems. Addressing these evolving security issues may be expensive and require a significant amount of our resources.
The sale and support of software products and the performance of related services by us entail the risk of product liability claims, which could significantly affect our financial results.
     Customers use our products in connection with the preparation and filing of tax returns and other regulatory reports. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to liability claims from users. Our license agreements with our customers typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management’s attention from our operations.
Anti-takeover provisions in our certificate of incorporation and by-laws and under our Rights Agreement and Delaware law and our Change in Control Bonus Plans could substantially increase the cost to acquire us or prevent or delay a change in control and, as a result, negatively impact our stockholders and the price of our common stock.
     We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a Rights Agreement that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our Board of Directors. This could prevent us from being acquired. Our Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. This may prevent a stockholder from gaining control of our Board of Directors by electing members who are not supported by management.
     In addition, our certificate of incorporation grants our Board of Directors the authority to fix the rights, preferences and privileges of and issue up to 2,500,000 shares of preferred stock without stockholder approval. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third-party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock, that could have a material adverse effect on our stock price.
     We are also subject to the anti-takeover provisions of Section 203 of Delaware General Corporation Law. This section provides that a corporation may not engage in any business combination with any interested stockholder (as defined in that section) during the three-year period following the time that a stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our company.
     We have adopted two Change in Control Bonus Plans. One plan provides for the payment of cash amounts to our three named executive officers, Scott Scherr, Marc D. Scherr and Mitchell K. Dauerman, upon a “change in control” of Ultimate Software. The other plan provides for the payment of cash amounts in the event of a “change in control” to our employees, other than named executive officers, designated by the Compensation Committee of our Board of Directors. A “change in control” would occur if more than 50% of our Common Stock were acquired by a person or entity other than Ultimate Software or a subsidiary or employee benefit plan of ours. There are other conditions that could result in a change in control event such as a sale or transfer of all or substantially all of our assets or business. The aggregate amount of payment that may be made to all participants under the two Change in Control Bonus Plans may be as much as 4% of the gross consideration received by us or our stockholders in a change in control transaction. The Change in Control Bonus Plans could substantially increase the cost to acquire us.

The growth of the international operations of our business subjects us to additional risks associated with foreign operations.
     International operations are subject to risks associated with operating outside of the United States. Our international operations are new. During the fourth fiscal quarter of 2006, we began operating in the United Kingdom (through the acquisition of a foreign subsidiary) and Canada (through the formation of a wholly-owned Canadian subsidiary). The financial impact of our international operations to our overall business in 2006 was insignificant. However, over time, we expect those international operations to grow in their significance to our business. Sales to international customers subject us to a number of risks, including foreign currency fluctuations, unexpected changes in regulatory requirements for software, international economic and political instability, compliance with multiple, conflicting, and changing governmental laws and regulations, difficulty in staffing and managing foreign operations, international tax laws, potentially weaker protection for our intellectual property than in the United States, and difficulties in enforcing such rights abroad. If sales to any of our customers outside of the United States are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.
     Our international operations also increase our exposure to international laws and regulations. If we are unable to comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation.
If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings.
     Under generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, resulting in a negative impact on our results of operations.
Changes in, or interpretations of, accounting principles could result in unfavorable accounting changes.
     We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, Changes in these rules or their interpretation or changes in our products or business could significantly change our reported results and may even retroactively affect previously reported transactions. Our accounting principles that recently have been or may be affected by changes in accounting principles include, but are not limited to: software revenue recognition; accounting for stock-based compensation; accounting for income taxes; and accounting for business combinations and related goodwill.
     In particular, in the first quarter of fiscal 2006, we adopted SFAS 123R which requires the measurement of all stock-based compensation to employees, including, but not limited to, grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The adoption of SFAS 123R had a significant adverse effect on our reported financial results. It will continue to significantly adversely affect our reported financial results. Please refer to Notes 2 and 12 of our Notes to Consolidated Financial Statements included elsewhere in this Form 10-K for further information regarding the adoption of SFAS 123R.